                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 _____________

                                   FORM 11-K

                                 _____________
                                  (Mark One)

(X)             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                     For the year ended December 31, 2000

                                      OR
( )           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               For the transition period from _______ to _______

                         Commission file number 1-8606

                                  _____________

                  Bell Atlantic Savings and Security Plan for
                       Associates of Bell Atlantic North

                                  _____________

                          Verizon Communications Inc.
             1095 Avenue of the Americas, New York, New York 10036

                                             [LOGO] Mitchell & Titus, LLP
                                                    Certified Public Accountants
                                                    and Counsultants

                    BELL ATLANTIC SAVINGS and SECURITY PLAN
                     for ASSOCIATES OF BELL ATLANTIC NORTH
                        as of December 31, 2000 and 1999



                               TABLE OF CONTENTS
                               -----------------


Independent Auditors' Report                                    1

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2000 and 1999                                    2-3

Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2000                            4

Notes to Financial Statements                                5-21

Signature Page                                                 22

Consent of Independent Auditors                                23

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To the Verizon Employee Benefits Committee:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "Plan") as of December 31, 2000 and 1999, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North as of December 31, 2000 and 1999, and the change in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Mitchell & Titus, LLP

New York, New York
June 22, 2001

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
 BELL ATLANTIC NORTH

Statement of Net Assets Available for Plan Benefits

December 31, 2000

(Dollars in thousands)

                                                                                   Fund Information
                                                            --------------------------------------------------------
                                                                Verizon                  Other
                                                                 Shares                   Fund
                                                                  Fund                  Options             Total
                                                            -----------------       -------------      -------------
                               ASSETS:

Investments at market (see Notes 1, 2 and 3):
    Allocated share of master trust net assets                  $   2,293,677       $   1,221,534      $   3,515,211
    Temporary cash investments                                              -                 314                314
    Temporary cash available for future employing
       company contributions                                              697                   -                697
                                                                -------------       -------------      -------------

         Total investments                                          2,294,374           1,221,848          3,516,222

Receivables:
    Loans to participants                                                   -             162,506            162,506
    Dividends and interest receivable                                       -                   2                  2
                                                                -------------       -------------      -------------

         Total receivables                                                  -             162,508            162,508
                                                                -------------       -------------      -------------
         Total assets                                               2,294,374           1,384,356          3,678,730


                             LIABILITIES:

   Administrative payables                                                269                 145                414
                                                                -------------       -------------      -------------
         Net assets available for plan
             benefits (see Notes 1 and 2)                       $   2,294,105       $   1,384,211      $   3,678,316
                                                                =============       =============      =============

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
 BELL ATLANTIC NORTH

Statement of Net Assets Available for Plan Benefits

December 31, 1999

(Dollars in thousands)

                                                                                       Fund Information
                                                            -----------------------------------------------------------------
                                                                Verizon                   Other
                                                                 Shares                    Fund
                                                                  Fund                   Options                  Total
                                                            ----------------         ----------------       -----------------
                             ASSETS:

Investments at market (see Notes 1, 2 and 3):
    Allocated share of master trust net assets              $      2,670,119         $      1,345,765       $       4,015,884
    Temporary cash investments                                             -                      976                     976
                                                            -----------------        -----------------      ------------------

         Total investments                                         2,670,119                1,346,741               4,016,860

Receivables:
    Loans to participants                                                  -                  153,844                 153,844
                                                            -----------------        -----------------      ------------------

         Net assets available for plan
             benefits (see Notes 1 and 2)                   $      2,670,119         $      1,500,585       $       4,170,704
                                                            =================        =================      ==================

BELL ATLANTIC SAVINGS AND SECURITY PLAN FOR ASSOCIATES OF
 BELL ATLANTIC NORTH

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 2000

(Dollars in thousands)

                                                                                           Fund Information
                                                                  ---------------------------------------------------------------
                                                                        Verizon                 Other
                                                                        Shares                  Fund
                                                                         Fund                  Options                Total
                                                                  ------------------     ------------------     -----------------
Additions:
 Allotments, contributions and transfers:
  Employee allotments                                             $         95,707       $        104,758       $       200,465
  Interfund transfers                                                       29,304                (29,304)                    -
  Plan transfers-in                                                          2,522                  2,538                 5,060
  Rollover contributions                                                     1,411                  1,538                 2,949
  Employing company contributions (see Note 1)                              87,794                      -                87,794
  Participant forfeitures                                                     (336)                     -                  (336)
  Transfer-in of participant forfeitures for future
     employing company contributions                                           336                      -                   336
  Loans to participants                                                    (42,557)                42,557                     -
  Participant loan repayments                                               43,404                (43,404)                    -
                                                                  ------------------     ------------------     -----------------

        Total allotments, contributions,
          and transfers                                                    217,585                 78,683               296,268

 Investment income:
  Dividends/Interest                                                        67,566                  3,543                71,109
  Allocated share of Master Trust investment
   activities (see Note 3)                                                (491,030)              (105,621)             (596,651)
                                                                  ------------------     ------------------     -----------------

        Total additions                                                   (205,879)               (23,395)             (229,274)
                                                                  ------------------     ------------------     -----------------

 Deductions:
  Administrative expenses                                                   (2,118)                (2,579)               (4,697)
  Plan transfers-out                                                       (20,031)               (11,306)              (31,337)
  Distributions to participants                                           (147,986)               (79,094)             (227,080)
                                                                  ------------------     ------------------     -----------------

        Total deductions                                                  (170,135)               (92,979)             (263,114)
                                                                  ------------------     ------------------     -----------------

        Net decrease                                                      (376,014)              (116,374)             (492,388)

Net assets available for plan benefits:
 Beginning of year                                                       2,670,119              1,500,585             4,170,704
                                                                  ------------------     ------------------     -----------------

 End of year (see Notes 1 and 2)                                  $      2,294,105       $      1,384,211       $     3,678,316
                                                                  ==================     ==================     =================

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)


1.   General

     On June 30, 2000, Bell Atlantic Corporation ("Bell Atlantic") and GTE Corporation ("GTE") completed a merger under a definitive merger agreement dated as of July 27, 1998 and began doing business as Verizon Communications.

     Under the terms of the agreement, GTE became a wholly owned subsidiary of Bell Atlantic and GTE stockholders received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock that they owned.

     On September 22, 2000, Bell Atlantic changed its name to Verizon Communications Inc. ("Verizon").

     Bell Atlantic common shares of stock were converted to Verizon common shares of stock on a one to one ratio.

     Where applicable, all references to Bell Atlantic and NYNEX Corporation in the following footnotes have been changed to Verizon.

     Plan Description
     The following description of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North (the "NSSP") provides only general information on the NSSP's provisions as of December 31, 2000 and 1999. Participants should refer to the Benefits Handbook, NSSP plan document and prospectus for a more complete description of the NSSP's provisions.

     The NSSP* was established by Verizon (formerly the NYNEX Corporation) on January 1, 1984 to provide a convenient way for associate employees to save on a regular and long-term basis. In August 1997, Bell Atlantic Corporation merged with NYNEX Corporation (the "Merger") to form the new Bell Atlantic Corporation ("Bell Atlantic"). Effective January 1, 1998, Bell Atlantic became the NSSP plan sponsor. The NSSP is a defined contribution plan covering all regular associate employees of the pre-merger NYNEX Corporation and its participating subsidiaries. Employees are eligible to make tax-deferred or after-tax contributions to the NSSP, and to receive matching employer contributions, upon completion of enrollment in the NSSP as soon as practicable following the date of hire.




_________________________

*Certain other capitalized terms used but not defined herein shall have their respective meanings as defined in the NSSP Prospectus.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)


     Allotments and Contributions
     Eligible employees may authorize basic contributions of 1% to 6% of salary, as defined, and supplementary contributions up to an additional 10% of salary. For employees of Verizon and most of its participating subsidiaries, Verizon makes employer matching contributions in an amount equal to 80% of basic contributions. Such matching contributions are invested currently only in the Verizon Shares Fund. Contributions are subject to applicable rules set forth in the Internal Revenue Code (the "Code") and the regulations thereunder. Employer matching contributions are invested only in the Verizon Shares Fund until employees reach age 50, at which point they may begin to diversify the matching contributions.

     The NSSP provides for 100% vesting of employer matching contributions upon attaining three years of service. A terminated employee's unvested employer matching contributions are forfeited and offset against the participating companies' obligation to make subsequent contributions to the NSSP. Forfeitures were $336 and $237 in 2000 and 1999, respectively.

     Loans
     The NSSP includes an employee loan provision authorizing participants to borrow an amount from their vested account balances in the NSSP. Loans are generally repaid by payroll deductions. The term of repayment for loans generally will not be less than six months nor more than fifteen years. Each new loan will bear interest at a rate based upon the prime rate for loans up to sixty months and prime plus one for loans sixty-one months to one hundred eighty months as published in The Wall Street Journal.

     Termination Priorities
     Although it has not expressed any intent to do so, Verizon has the right under the NSSP to discontinue all employer matching contributions at any time and to terminate the NSSP subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended. In the event of plan termination, participants would become 100% vested in their accounts.

     Fund Options
     Participants are able to invest in one or more combinations of the following funds (referred to herein individually as a "Fund" and collectively as the "Funds"): Verizon Shares Fund, Telecommunications Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund and U.S. Small Capitalization Fund.

     The Verizon Shares Fund invests primarily in the common stock of Verizon.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)



     The Telecommunications Fund's portfolio is comprised of investments in twenty North American telephone utility and telecommunications companies each with a minimum market value of approximately $1 billion at the time of their inclusion in the portfolio. Effective January 1, 1998, the Telecommunications Fund was closed to new investments. The Fund is a market weighted index fund and is managed by Verizon Investment Management Corp. ("VIMCO").

     The U.S. Bond Market Index Fund includes all U.S. Treasury, government-sponsored, mortgaged-backed, asset-backed and investment-grade corporate bonds, with at least one year maturity and at least $100 million outstanding. The Fund may use interest rate futures and various other kinds of derivatives to adjust portfolio duration or as interest rate hedges. The Fund is managed by Barclays Global Investors, N.A.

     The Passive U.S Equity Index Fund invests in an equity index fund which is managed by VIMCO. This Fund is principally a portfolio of common stocks and is structured and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

     The Government Money Market Fund invests in securities of the U.S. government or its agencies, obligations guaranteed or insured by the U.S. government and repurchase agreements that use these securities as collateral. The average maturity of the securities in the Fund generally will be thirty to sixty days, but may vary from one to ninety days. The Fund may use interest rate futures for cash management purposes or to adjust the average duration of the portfolio. The Fund is managed by Deutsche Asset Management.

     The Income Fund, invests primarily in a diversified portfolio of guaranteed investment contracts ("GICs") issued by insurance companies. Some of the assets of the Fund are also invested in pools of asset-backed securities, corporate bonds, and obligations of the U.S. government and its agencies ("Synthetic Investment Contract"). As an integral part of the purchase of each pool of these investments, a financial institution, via a wrapper contract, agrees to pay at book value for qualified distributions (e.g. participant withdrawals) and at maturity of the contract, based on the agreed upon interest rate for the relevant time period but not in the event of a default of any security in the pool. The NSSP is exposed to credit risk in the event of nonperformance by the entities for which the contracts are placed. The NSSP seeks to minimize credit risk by diversifying among a group of GIC issuers and other financial institutions which meet certain investment criteria established by VIMCO. These contracts guarantee (i) a fixed rate of interest for a fixed period of time or (ii) a fixed rate of interest for an indefinite period of time. Such interest is not guaranteed by any of the

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)



     Employing Companies. The Fund is managed by VIMCO. (For further discussion of this Fund see Note 2).

     The Passive International Equity Index Fund has investments that mirror the MSCI-EAFE-GDP, which is an index established by Morgan Stanley Dean Witter, comprised of approximately 1,000 companies from twenty of the largest countries outside of the United States, including Japan, Germany and the United Kingdom. The weighting of each country in the index is based upon its GDP, which is a measure of domestic economic output. The Fund is managed by Barclays Global Investors, N.A.

     In addition to the Passive U.S. Equity Index Fund, each of the following five Funds invest in the assets of unitized investment advisor account(s) of the Bell Atlantic Master Trust ("Master Trust"), as designated by VIMCO:
     U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and the U.S. Small Capitalization Fund.

     The U.S. Balanced Fund invests primarily in domestic stocks and bonds. The fixed income portion of the Fund may invest a small portion of its assets in issues of international agencies, foreign governments, their agencies and foreign corporations. The Fund targets approximately 60% in stocks and 40% in bonds. As of December 31, 2000, VIMCO had selected the following unitized investment advisor account(s) of the Master Trust ("Master Trust pooled accounts") for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Miller Anderson & Sherrerd, LLP, Provident Investment Counsel, Inc., and State Street Research and Management Company. Effective January 1, 2001 Western Asset Management Company replaced State Street Research and Management Company.

     The Global Balanced Fund invests in the world's capital markets, primarily in equity and fixed income instruments. The Fund is diversified and has representation in a variety of countries, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. The Global Balanced Fund typically targets 75% of its investments for the domestic market and 25% for the foreign market, and approximately 70% in stocks and 30% in bonds. Emerging markets investments are targeted at 4% of the total Fund. As of December 31, 2000, VIMCO had selected the following Master Trust pooled accounts for the Fund:
     Barrow, Hanley, Mewhinney & Strauss, Inc., Capital Guardian Trust Company, Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Inc., Miller Anderson & Sherrerd, LLP, Morgan Stanley Dean Witter Investment Management, Inc.,

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)



     Northern Cross Investments, Ltd., Provident Investment Counsel, Inc., Rogge Global Partners, PLC, State Street Global Advisors, and State Street Research and Management Company. Effective January 1, 2001 Western Asset Management Company replaced State Street Research and Management Company. In addition Northern Cross Investments , Ltd. and State Street Global Advisors were removed as managers effective January 1, 2001.

     The Active U.S. Equity Fund invests primarily in domestic common stocks. As of December 31, 2000, VIMCO had selected the following Master Trust pooled accounts for the Fund: Barrow, Hanley, Mewhinney & Strauss, Inc., Fidelity Management Trust Company, Franklin Portfolio Associates, LLC, Gardner Lewis Asset Management, L.P., Goldman Sachs Asset Management Co., Miller Anderson & Sherrerd, LLP, and Provident Investment Counsel, Inc.

     The Active International Equity Fund invests in international equity markets throughout the world, generally excluding the United States. It is well-diversified and has representation in a variety of economies, from those of the most mature and developed nations to those still in their developmental stages (generally referred to as emerging market countries). The Fund may invest in large or small capitalization stocks. It targets 80% of its investments for developed countries such as Japan, Germany and the United Kingdom and 20% for emerging markets such as Brazil, Mexico and Taiwan. As of December 31, 2000, VIMCO had selected Capital Guardian Trust Company, Morgan Stanley Dean Witter Investment Management, Inc., Northern Cross Investments, Ltd., and State Street Global Advisors as the Master Trust pooled accounts for the Fund. Effective January 1, 2001 Northern Cross Investments, Ltd. and State Street Global Advisors were removed as managers.

     The U.S. Small Capitalization Fund invests primarily in the stocks of smaller-sized domestic companies, generally with a market capitalization that is in the smallest 15% of publicly traded stocks. As of December 31, 2000, VIMCO had selected the following as the Master Trust pooled accounts for the Fund: Columbus Circle Investors, Gardner Lewis Asset Management, L.P., Miller Anderson & Sherrerd, LLP, The Boston Company Asset Management, Inc., and Provident Investment Counsel, Inc.

     The following Funds referred to above are summarized on the Financial Statements under the heading of "Other Fund Options": Telecommunications Fund, U.S. Bond Market Index Fund, Passive U.S. Equity Index Fund, Government Money Market Fund, Income Fund, Passive International Equity Index Fund, U.S. Balanced Fund, Global Balanced Fund, Active U.S. Equity Fund, Active International Equity Fund, and U.S. Small Capitalization Fund.

     All the assets of the NSSP are included in the Master Trust (See Note 2) for which Mellon Bank, N.A., is the trustee.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)



      The Unifi Group of PricewaterhouseCoopers, LLP, is the recordkeeper for the NSSP.

2.    Accounting Policies

      General
      Effective January 1, 2000, Verizon adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates the requirements for defined contribution plans to separately report participant directed investment fund options. Additionally, the requirement to disclose the total number of units and net asset value per unit during the period has also been eliminated by SOP 99-3.

      Investments
      All of the assets of the NSSP are included in the Master Trust.

      Value of Investments
      The Trustee values the investments in the Master Trust as follows:

      Investments in securities traded on national and foreign securities exchanges are valued by the Trustee at the last reported sale prices on the last business day of the year or, if no sales were reported on that date, at the last reported bid prices. Over-the-counter securities and government obligations are valued at the bid prices or the average of the bid and asked prices on the last business day of the year from published sources where available or, if not available, from other sources considered reliable, generally broker quotes.

      The value of each contract with an insurance company or other financial institution included in the Income Fund is reported at contract value in the Statements of Net Assets Available for Benefits based upon the principal then invested in by the Fund plus the interest then accrued on such principal, which approximates the fair value. In accordance with Statement of Position 94-4 "Reporting of Investment Contracts held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" and in connection with the fully benefit-responsive investment contracts, the following information is presented:

           i. The asset weighted crediting interest rate yielded a return of 6.3% and 6.1% for the years ended December 31, 2000 and 1999, respectively.

           ii. The crediting interest rates ranged from 5.06% to 7.93% at December 31, 2000 and 5.06% to 8.15% at December 31, 1999.

           iii. The fair value, as determined by discounting future cash flows of the underlying investments, at December 31, 2000 and 1999, was approximately $360,632 and $353,162, respectively.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)



     Forward currency contracts are accounted for as contractual commitments on a trade date basis and are carried at fair value derived by the Trustee at the exchange rate prevailing on the last business day of the year. Index futures contracts are recorded as contractual commitments on a trade-date basis and are carried at fair value based on the closing index futures price prevailing on the last business day of the year. Both exchange rates and index futures prices are readily available from published sources.

     Temporary cash investments are stated at redemption value which approximates fair value.

     Purchases and Sales of Investments
     Purchases and sales of investments are reflected as of the trade date.

     Realized gains and losses on sales of investments are determined on the basis of average cost.

     Investment Income
     Dividend income is recorded on the ex-dividend date. Interest earned on investments is recorded on the accrual basis.

     Net Appreciation (Depreciation) of Investments
     The Statement of Changes in Net Assets Available for Benefits reflects the net appreciation (depreciation) in the fair value of the NSSP's investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Distributions
     Distributions elected to be withdrawn from the NSSP by participants are recorded when paid.

     Plan Expenses
     The NSSP pays certain administrative expenses out of assets held in the Master Trust and out of interest income earned from the NSSP's disbursement account, as held by the Trustee, in accordance with NSSP provisions and to the extent permitted by law. Any expenses not paid by the NSSP are paid by Verizon.

     Verizon's Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires the NSSP's trust asset administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)



      Risks and Uncertainties
      The NSSP provides for various participant investment options in various combinations of funds which can invest in various combinations of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.


3.    Investments

      Investment in Master Trust
      All of the investment assets in the Master Trust are managed by VIMCO or external investment advisors. The assets in the Master Trust are either
      (a) pooled between the defined benefit plans and the defined contribution plans or (b) net assets that are specific to the defined benefit plans, or
      (c) net assets specific to the defined contribution plans. The total fair value of the Master Trust at December 31, 2000 and 1999 was approximately $52.5 billion (of which net assets totaling approximately $29.0 billion are specific to the defined benefit plans, item (b) above, for which separate financial statements are prepared) and approximately $56.6 billion, respectively.

      Investments Held in Pooled Accounts
      The pooled investments are unitized, aggregated and reported by the Master Trust with a carrying value of $12.9 billion and $22.7 billion at December 31, 2000 and 1999, respectively and with investment losses of $974 million for the year ended December 31, 2000. Given that the pooled accounts include interests of the defined contribution plans and the defined benefit plans, the totals in each respective statement do not equal the carrying value or net investment income of/from the Master Trust pooled accounts in this footnote.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes To Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)


     The total investments held in the Master Trust pooled accounts at December 31, were as follows:

                                                         Fair Value (Note 2)
                                                     ---------------------------
     Description                                         2000          1999
     -----------                                     ------------- -------------

     Cash - non interest bearing                     $     (5,461) $          -
     Receivables                                        1,165,169       691,568
     Common Stock                                      11,627,100    21,107,790
     Verizon Communications Inc. common shares             65,105        91,530
     Preferred Stock                                       58,441        76,783
     U.S. Government Securities                           102,186        99,119
     Corporate Debt - preferred and other                 161,373       228,401
     Temporary cash investments                           412,240       586,308
     Other investments*                                   466,754       485,553
                                                     ------------- -------------
                                                       14,052,907    23,367,052

     Liabilities                                       (1,144,753)     (650,607)
                                                     ------------- -------------
         Total pooled net assets in the Master Trust $ 12,908,154  $ 22,716,445
                                                     ============= =============

     * Other investments include foreign investments, principally foreign government debt.


     The NSSP's interests in the Master Trust pooled accounts carrying value and investment income of the Master Trust pooled accounts are reported in each respective Fund option as the "Allocated share of Master Trust net assets" in the Statements of Net Assets Available for Benefits and "Allocated share of Master Trust investment activities" in the Statement of Changes in Net Assets Available for Benefits.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes To Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)


         Investments in the Master Trust are allocated to the NSSP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the NSSP's Fund options in the carrying value of the Master Trust pooled accounts at December 31, 2000 and 1999 were as follows:

                                                           Carrying                                 Carrying
                                                             Value                                    Value
                                              ---------------------------------       --------------------------------
                                                    2000              2000                 1999              1999
                                              ---------------    --------------       ----------------   -------------
         Active U.S. Equity Fund              $     76,652           0.5938%          $      63,431          0.2792%
         U.S. Balanced Fund                         30,157           0.2336%                 24,652          0.1085%
         Global Balanced Fund                       23,241           0.1800%                 22,488          0.0990%
         Active International Equity Fund           45,805           0.3549%                 66,596          0.2932%
         U.S. Small Capitalization Fund             77,383           0.5995%                 46,753          0.2058%
         Passive U.S. Equity Index Fund            341,365           2.6446%                426,542          1.8777%
                                              ------------                            -------------
                  Total                       $    594,603                            $     650,462
                                              ============                            =============

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes To Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)


         Investments Held in Specific Accounts
         The assets of all Verizon's (formerly Bell Atlantic and NYNEX) defined contribution plans are included in the Master Trust. The net assets specific to these plans are the Verizon Shares Fund, Telecommunications Fund, Government Money Market Fund, Income Fund, Loan Fund, Employee Stock Ownership Plan ("ESOP") allocated account, the ESOP unallocated account, Verizon Employee Stock Ownership Plan ("PAYSOP"), Passive International Equity Index Fund, and the U.S. Bond Market Index Fund.

         The investments held in the Master Trust specific accounts for the defined contribution plans at December 31, were as follows:

                                                                               Fair Value (Note 2)
                                                                    --------------------------------------
         Description                                                     2000                    1999
         -----------                                                -------------           --------------
         Receivables                                                $     415,420           $      401,820
         Common Stock                                                     478,463                  741,499
         Verizon Communications Inc. common shares                      8,105,225                9,787,824
         Temporary cash investments                                       204,999                  174,224
         Fixed income obligations - insurance contracts                 1,792,864                1,826,236
         Fixed income corporate obligations                               235,651                  168,522
                                                                    -------------           --------------
                                                                       11,232,622               13,100,125
         Liabilities                                                     (481,960)                (578,356)
                                                                    -------------           --------------
                    Total net assets in the specific
                    accounts in the Master Trust                    $  10,750,662           $   12,521,769
                                                                    =============           ==============

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)


     Investments in the Master Trust are allocated to the NSSP's Fund options in accordance with their respective percentages of interest. The proportionate interests of the NSSP, the Bell Atlantic Savings Plan for Salaried Employees (the "BASP") and the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic South (the "BASSP") in the carrying value of the Master Trust specific accounts at December 31, were as follows:

                                                               2000
                                  -----------------------------------------------------------------------
                                         Carrying                  Carrying                Carrying
                                           Value        Plan        Value        Plan       Value       Plan
                                           NSSP          %          BASP          %         BASSP        %
                                       -------------  -------   ------------   ------   ------------   ------

     Verizon Shares Fund               $   2,294,105     39%    $  2,411,949      41%    $ 1,175,338     20%
     Telecommunications Fund                 159,871     47%         178,225      53%              -      -
     Government Money Market Fund             14,530      7%         169,757      83%         19,310     10%
     Passive Int'l Equity Index Fund          12,633      9%         106,691      76%         21,003     15%
     Income Fund                             408,914     23%       1,145,597      64%        238,089     13%
     Loan Fund                               162,507     39%         163,306      40%         88,557     21%
     Employee Stock Ownership Plan                 -      -        1,190,120      76%        382,835     24%
     U.S. Bond Market Index Fund              31,153     13%         188,096      80%         16,396      7%
     Verizon Employer Stock
       Ownership Plan (PAYSOP)                     -      -           60,182      35%        111,498     65%
                                       -------------            ------------            ------------

     Total                             $   3,083,713            $  5,613,923             $ 2,053,026
                                       =============            ============             ===========

     The following table reflects the investments that represent 5% or more of the net assets in the Master Trust as of December 31:

                                                          2000              1999
                                                    ---------------    --------------
     Verizon Communications Inc. common shares      $    8,105,225     $   9,787,824

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

(Dollars in thousands)


     Investment Income

     Investment income and expenses are allocated to the NSSP's Fund options daily in accordance with their respective daily percentages of interest in the Master Trust's pooled accounts. Percentages of interest are based on the daily ratio of units owned by each plan's Fund options to the total units in the Master Trust pooled accounts. Investment income related to investments held in specific accounts for the defined contribution plans is allocated to each plan's Fund options daily in accordance with each plan's respective percentage of interest.


     The allocated net investment income to the NSSP's Fund options for the year ended December 31, 2000 was as follows:

                                                                                    Other
                                                Dividends on          Net          Income/           Net
                                                   Common         Appreciation     Expenses       Investment
                                   Interest        Shares        (Depreciation)      Net            Income
                                   --------      -----------      ------------     --------      ------------

     Verizon Shares Fund           $  1,328      $         -       $  (492,358)    $      -      $   (491,030)
     Other Fund Options              27,603           22,729          (155,886)         (67)         (105,621)
                                   --------      -----------       -----------     --------      ------------
         Total                     $ 28,931      $    22,729       $  (648,244)    $    (67)     $   (596,651)
                                   ========      ===========       ===========     ========      ============

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

 (Dollars in thousands)


4.       Derivative Financial Investments

         Derivative financial instruments are used in the Master Trust's pooled accounts primarily to rebalance fixed income/equity allocations, to efficiently gain exposure to a specific underlying market, and to offset the currency risk associated with foreign investments. Leveraging of the NSSP's assets and speculation are prohibited as stated in the NSSP plan documents. Offsetting currency positions are not permitted to exceed the level of exposure in the NSSP's foreign asset base. The derivatives most commonly used by investment managers are highly-liquid, exchange-traded equity and fixed income futures and over-the-counter foreign exchange forward contracts.

         Verizon's use of financial instruments for risk management purposes is represented by notional amounts. These notional values represent solely contractual amounts that serve as the basis or reference amounts upon which contractually stipulated calculations are based. Therefore, these amounts are intended to serve as general volume indicators only and do not represent the potential gain or loss from market or credit risks.

         Market risk arises from the potential for changes in the value of financial instruments resulting from fluctuations in interest rates, foreign exchange rates and prices of equity securities. Market risk is also affected by changes in volatility and liquidity in the markets in which these instruments are traded.

         Equity price risk arises from the possibility that equity prices will fluctuate, affecting the value of equity securities and derivative financial instruments that derive their value from a stock index, a particular stock or a defined basket of stocks.

         The credit risk and amount of accounting loss of the NSSP's forward contracts is equal to any gains which have not been settled as of the NSSP's year end. The credit risk of the NSSP's futures contracts is equal to the posted margin plus any unsettled positive variation margin. The amount of accounting loss at year end is equal to any variation margin owed to the NSSP.

         All derivative activity relating to the NSSP is within the Master Trust pooled accounts. The Master Trust pooled accounts' derivative activity is allocated to the NSSP in accordance with the NSSP's Fund options' respective percentages of interest (see Note 3). The following disclosures regarding the notional values, fair values, average fair values and net trading gains are reported for the NSSP.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

 (Dollars in thousands)



         The notional values and fair values of the derivative activity used for trading purposes held by the NSSP at December 31, were as follows:

                                                                                2000              1999
                                                                             ---------          --------
         Domestic Equity Futures Contracts:
           Notional values                                                     $  953           $  3,549
           Fair values                                                            927              3,653
         Forward Foreign Currency Payable Contracts:
           Notional values                                                        423                176
           Fair values                                                            429                178
         Forward Foreign Currency Receivable Contracts:
           Notional values                                                        424                176
           Fair values                                                            442                170


         The average fair values of the derivative activity used for trading purposes held by the NSSP during the years ended December 31, were as follows:

                                                                                2000              1999
                                                                             ---------          --------
         Average Fair Values:
           Domestic Equity Futures Contracts                                 $  2,095           $  9,499
           Forward Foreign Currency Payable Contracts                             359                187
           Forward Foreign Currency Receivable Contracts                          362                182

         The NSSP was allocated net trading losses from futures contracts of $329 in 2000. Net trading losses allocated to the NSSP from foreign exchange contracts totaled $47 in 2000.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

 (Dollars in thousands)

5.       Tax Determination

         On September 25, 1995, the Internal Revenue Service issued a ruling that the NSSP meets the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code") and is exempt from Federal income taxes under the appropriate sections of the Code. The NSSP has been amended since receiving the determination letter. However, the NSSP's administrator and the NSSP's tax counsel believe that the NSSP is designed and is currently being operated in compliance with the applicable requirements of the Code.


6.       Related Party Transactions

         VIMCO, a wholly owned subsidiary of Verizon, is the investment advisor for the Telecommunications Fund, Passive U.S. Equity Index Fund, and Income Fund and therefore qualifies as a party-in-interest. VIMCO received no compensation from the NSSP for the investment advisory services rendered to the NSSP.


7.       Concentrations of Credit Risk

         Financial instruments that potentially subject the NSSP to concentrations of credit risk consist principally of investment contracts with insurance companies and other financial institutions.

         The NSSP places its investment contracts with high-credit quality insurance companies and financial institutions in order to limit credit exposure. The NSSP regularly monitors the financial stability of the financial institutions and insurance companies.


8.       Plan Amendments

         Effective January 1, 1999, the NSSP was amended to become an employee stock ownership plan.


9.       Reconciliation of Financial Statements to Form 5500

         The Department of Labor requires that amounts allocated to accounts of persons who have elected to withdraw from the NSSP but have not yet been paid be reported as liabilities on the plan's Form 5500. In accordance with the relevant American Institute of Certified Public Accountants audit and accounting guide, benefit amounts should not be accrued as liabilities of the plan.

BELL ATLANTIC SAVINGS and SECURITY PLAN FOR ASSOCIATES OF
BELL ATLANTIC NORTH

Notes to Financial Statements
As of and for the years ended December 31, 2000 and 1999

 (Dollars in thousands)



         The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reported in Form 5500.

                                                                                          2000           1999
                                                                                     -------------  --------------
         Net assets available for benefits presented in the Statements
             of Net Assets Available for Benefits                                    $  3,678,316    $  4,170,704

         Less:  Benefit claims payable presented in the Asset and
                Liability Statement in Form 5500                                            1,270             755
                                                                                     ------------    ------------
         Net assets available for benefits presented in the Asset and
             Liability Statement in Form 5500                                        $  3,677,046    $  4,169,949
                                                                                     ============    ============

         The following is a reconciliation of benefits paid to participants per the financial statements to the amounts reported in Form 5500.

                                                                                          2000           1999
                                                                                     -------------  --------------
         Aggregate distributions to participants as presented in the
           Statement of Changes in Net Assets Available for Benefits                 $    227,080    $    284,935

         Add:    Current year benefit claims payable presented in the
                 Asset and Liability Statement in Form 5500                                 1,270             755

         Less:   Prior year benefit claims payable presented in the
                 Asset and Liability Statement in Form 5500                                   755           1,258
                                                                                     ------------    ------------

         Benefit payments and payments to provide benefits directly to participants and beneficiaries presented in the Income and
         Expense Statement in Form 5500                                              $    227,595    $    284,432
                                                                                     ============    ============

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Verizon Employee Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.







                               Bell Atlantic Savings and Security Plan
                               for Associates of Bell Atlantic North

                               By: /s/   Ezra D. Singer
                                   ---------------------------------------------
                                       Ezra D. Singer
                               (Chairman, Verizon Employee Benefits Committee)




         Date: June 26, 2001

                        CONSENT OF INDEPENDENT AUDITORS


         We consent to the incorporation by reference in the Registration Statements of Verizon Communications Inc. on Form S-8 (File Nos. 333-81619 and 333-33747) of our report dated June 22, 2001 included in the Annual Report of the Bell Atlantic Savings and Security Plan for Associates of Bell Atlantic North on Form 11-K for the year ended December 31, 2000.


         /s/ Mitchell & Titus, LLP

         New York, New York
         June 26, 2001